

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3628

December 13, 2016

William Horwath
President
Volkswagen Auto Lease/Loan Underwritten Funding, LLC
2200 Ferdinand Porsche Drive
Herndon, VA 20171

> **Re: Volkswagen Auto Lease/Loan Underwritten Funding, LLC**
> **VW Credit Leasing, Ltd.**
> **Registration Statement on Form SF-3**
> **Filed November 15, 2016**
> **File Nos. 333-214626 and 333-214626-01**

Dear Mr. Horwath:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form of Prospectus

Summary of Terms

[Subsequent Assets], page 7

1.   We note that you contemplate a prefunding account to acquire additional receivables from the depositor. Please confirm that any prefunding period will comply with Item 1101(c)(3)(ii) of Regulation AB, including that the period will not extend for more than one year from the date of issuance and that you will not use more than 25% of the proceeds of the offering to fund the account.

[Credit Risk Retention], page 12

2.   Please delete your bracketed disclosure that states this disclosure will be included for all offerings "after" December 24, 2016 unless you intend to use this prospectus prior to December 24, 2016. Refer to the Credit Risk Retention Adopting Release (Release No. 34-73407).

Risk Factors

The geographic concentration of the lessees in the pool of leases and related leased vehicles and varying economic circumstances may increase the risk of losses or reduce the return on your notes, page 14

3.   Please confirm that if 10% or more of the leases are or will be located in any one state, you will describe any economic or other factors specific to such state that may materially impact the pool assets or pool asset cash flows. Refer to Item 1111(b)(14) of Regulation AB.

The residual value of leased vehicles may be adversely affected by discount pricing incentives, marketing incentive programs, and recent economic developments, and Vehicle recalls may have an adverse effect on the leases and you notes, pages 20 and 34

4.   We note your current risk factor disclosures about repurchases or recalls of underlying vehicles or termination of lease contracts that may result from failures to comply with safety and emissions standards. If significant to this offering, please further revise your risk factor disclosures to discuss any adverse effects on residual values of the leased vehicles that may result from such failures to comply. In addition, include bracketed language, in an appropriate place in the prospectus, indicating that you will discuss what consideration is given to repurchases or recalls in determining residual values. Refer to Item 1111(d)(2) of Regulation AB.

5.   Please consider including bracketed language indicating that you will provide, in an appropriate place in the prospectus, relevant information about the use of "defeat devices" in the collateral for the underlying asset pool in accordance with Item 1111 of Regulation AB.

The Trustees

The UTI Trustee, the Administrative Trustee [and SUBI Trustee], and The Delaware Trustee, page 39

6.   We note that you have identified the UTI trustee and the Delaware trustee in unbracketed disclosure. Therefore, please revise your disclosure to include all available information for the trustees, including without limitation the trustees' prior experiences in serving as

trustees for asset-backed securities transactions involving similar pool assets, the trustees' duties and responsibilities, and any applicable limitations on the trustees' liabilities under the transaction documents. Refer to Item 1109(a) of Regulation AB.

The Sponsor

Underwriting Procedures, page 42

7.   We note your disclosure that a credit analyst may evaluate certain applications that are not automatically rejected but do not meet the criteria for automatic approval, and that the credit analyst uses the company's written underwriting guidelines, considers the same information included in the electronic decisioning model and "weighs other factors…" in his evaluations. We also note your disclosure that certain applications are forwarded to a VW Credit credit analyst with higher approval authority for review. Please clarify what "other factors" are considered by a credit analyst that are within the company's written underwriting guidelines. Please also describe the review process by a credit analyst with higher approval authority.

Determination of Residual Values, page 44

8.   Please confirm that the residual value of the vehicles underlying the leases will not constitute 65% or more, as measured by dollar volume, of the securitized pool balance as of the closing date. Refer to Item 1101(c)(2)(v)(A) of Regulation AB.

Credit Risk Retention, page 44

9.   We note that, in calculating the fair value of the certificate, you have assumed that the leases prepay at a "__% ABS rate." This disclosure seems to indicate that your prepayment model assumes a constant prepayment percentage. In Section III.B.1.b. of the Credit Risk Retention Adopting Release, the agencies stated that we expect the key inputs and assumptions would not assume straight lines. Please revise to clarify what prepayment rate assumptions you are making for purposes of calculating the fair value of the certificate and, if you are assuming constant prepayment rates, please revise to disclose the source of your prepayment rate or an explanation as to why you believe that assumption is appropriate here.

The Leases

Insurance, page 54

10.   We note your disclosure that while VW Credit currently monitors the ongoing status of insurance there can be no assurance that each leased vehicle will continue to be covered by liability and physical damage insurance for the entire term of the lease or that VW Credit will continue to monitor insurance. If significant to this offering, please revise

your risk factor disclosure to discuss any risks of loss on the noteholders' investments relating to any failure to maintain insurance on the leased vehicles.

Review of Pool Assets, page 65

11.   We note the disclosure that "[p]ortions of the review of legal matters and the review of statistical information were performed with the assistance of third parties engaged by the depositor." Please confirm that, if you or an underwriter obtain a due diligence report from a third-party provider, you or the underwriter, as applicable, will furnish a Form ABS-15G with the Commission at least five business days before the first sale in the offering making publicly available the findings and conclusions of any third-party due diligence report you or the underwriter have obtained. Refer to Section II.H.1 of the Nationally Recognized Statistical Rating Organizations Adopting Release (Release No. 34-72936).

Description of the Transaction Documents

Asset Review, page 86

12.   We note your disclosure indicating that either the reviewer will have discretion over the review procedures or that the reviewer will perform the review in accordance with any procedures as agreed to by the parties in the asset representations review agreement. Please confirm that such procedures will be sufficient for the asset representations reviewer to determine if a receivable has failed to comply with a representation or warranty. General Instruction I.B.1(b) of Form SF-3 states, in part, that the "asset representations reviewer shall be responsible for reviewing the underlying assets for compliance with the representations and warranties."

Appendices A and B

13.   Please revise to include language which indicates that these appendices are specifically incorporated into the prospectus.

Exhibits

14.   Please file your required exhibits, including the form of certification pursuant to Item 601(b)(36) of Regulation S-K and the underlying transaction agreements, with your next amendment. If you are not in a position to file your legal and tax opinions with the next amendment, please provide draft copies for our review.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Rolaine Bancroft, Senior Special Counsel, at (202) 551-3313 or me at (202) 551-3811 if you have any questions.

Sincerely,

/s/ Rolaine S. Bancroft

Rolaine Bancroft
Senior Special Counsel
Office of Structured Finance

Cc: Kevin McDonald, VW Credit
       Stuart M. Litwin, Mayer Brown LLP